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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 CEM CORPORATION
                              (NAME OF THE ISSUER)

                                 CEM CORPORATION
                               MICHAEL J. COLLINS
                       (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    125165100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MICHAEL J. COLLINS
                           MJC Acquisition Corporation
                              3100 Smith Farm Road
                                  P.O. Box 200
                         Matthews, North Carolina 28106
                                 (704) 821-7015
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
            AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                 WITH COPIES TO:

         STEPHEN M. LYNCH                          ROY L. SMART, III
 Robinson, Bradshaw & Hinson, P.A.         Parker, Poe, Adams & Bernstein LLP
101 North Tryon Street, Suite 1900        201 South College Street, Suite 2500
  Charlotte, North Carolina 28246           Charlotte, North Carolina 28244
          (704) 377-8355                             (704) 372-9000



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This statement is filed in connection with (check the appropriate box):

a.   [X]          The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

b.   [ ]          The filing of a  registration  statement  under the Securities
                  Act of 1933.

c.   [ ]          A tender offer.

d.   [ ]          None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

                                                           AMOUNT OF
                    TRANSACTION VALUE*                     FILING FEE
                    ------------------                     ----------
                        $29,119,612                          $5,824

----------------
* For purposes of calculating the fee only. Assumes purchase of 2,580,285 shares of Common Stock, par value $.05 per share, of CEM Corporation at $11.15 per share and payment of $349,434 for in-the-money unexercised options to purchase Common Stock of CEM Corporation.

    Check the box if any of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [X]

    Amount previously paid:         $5,824
    Form or registration no.:       Preliminary Proxy Statement on Schedule 14A
    Filing party:                   CEM Corporation
    Date filed:                     February 24, 2000




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         This Rule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the filing by CEM Corporation ("CEM") with the Securities and Exchange Commission (the "Commission") on February 24, 2000 of a preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of CEM's shareholders. At such meeting, CEM's shareholders will be asked to vote to adopt and approve an Agreement and Plan of Merger dated as of December 29, 1999 (the "Merger Agreement") by and between CEM, MJC Acquisition Corporation, a North Carolina corporation ("MJC Acquisition"), and Michael J. Collins. Under the Merger Agreement, MJC Acquisition will be merged with and into CEM and CEM will be the surviving corporation. MJC Holdings Corporation, a North Carolina corporation ("MJC Holdings"), is the sole shareholder of MJC Acquisition Corporation. Mr. Collins, the Chief Executive Officer, President and a director of CEM, currently owns all of the outstanding shares, and upon completion of the merger will own approximately 94 percent of the outstanding shares, of MJC Holdings. As a result of the merger, CEM will become a wholly owned subsidiary of MJC Holdings and CEM's shareholders will be entitled to receive $11.15 per share in cash for their shares of CEM common stock.

         The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and contains all information required in response to the items of this Statement, except that it does not include all of the exhibits listed below. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to CEM's shareholders. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.

ITEM 16. EXHIBITS.

         (a)(1) Preliminary copy of Letter to Shareholders, incorporated by reference to Schedule 14A filed by CEM Corporation on February 24, 2000.

         (a)(2) Preliminary copy of Notice of Special Meeting of Shareholders, incorporated by reference to Schedule 14A filed by CEM Corporation on February 24, 2000.

         (a)(3)   Preliminary Proxy Statement, incorporated by reference to
                  Schedule 14A filed by CEM Corporation on February 24, 2000.

         (a)(4) Form of Proxy, incorporated by reference to Schedule 14A filed by CEM Corporation on February 24, 2000.

         (a)(5)   Press Release issued by CEM dated December 29, 1999.

         (b) Commitment letter agreement dated December 28, 1999 by and between Michael J. Collins and Banc of America Commercial Finance Corporation, incorporated by reference to Exhibit 2 to Amendment No. 2 to Schedule 13D/A of Michael J. Collins with respect to the common stock of CEM Corporation filed on January 4, 2000.

         (c)(1) Opinion of Brookwood Associates, Inc. dated December 29, 1999 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).


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         (c)(2)   Financial analysis materials prepared by Brookwood Associates,
                  Inc. in connection with its presentation to the special committee of CEM's board of directors on October 29, 1999, portions of which were subsequently provided to one other member of the board of directors.

         (c)(3) Financial analysis presentation materials prepared by Wachovia Securities, Inc. in connection with providing its valuation analysis to Michael J. Collins on September 30, 1999.

         (d) Agreement and Plan of Merger dated as of December 29, 1999 among CEM Corporation, MJC Acquisition Corporation and Michael
                  J. Collins (included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

         (f)      Not applicable.

         (g)      Not applicable.




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         SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  24, 2000.
                                 CEM CORPORATION

                                 By:  /s/  RICHARD N. DECKER
                                    --------------------------------
                                 Name:  Richard N. Decker
                                 Title: Secretary




                                 /s/ MICHAEL J. COLLINS
                                 -----------------------------------
                                 Michael J. Collins




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                                  EXHIBIT INDEX

      EXHIBIT
      NUMBER                               DESCRIPTION                                      PAGE
      ------                               -----------                                      ----

         (a)(1) Preliminary copy of Letter to Shareholders, incorporated by reference to Schedule 14A filed by CEM Corporation on February
                  24, 2000.

         (a)(2) Preliminary copy of Notice of Special Meeting of Shareholders, incorporated by reference to Schedule 14A filed by CEM
                  Corporation on February 24, 2000.

         (a)(3)   Preliminary  Proxy  Statement,  incorporated  by  reference to
                  Schedule 14A filed by CEM Corporation on February 24, 2000.

         (a)(4) Form of Proxy, incorporated by reference to Schedule 14A filed by CEM Corporation on February 24, 2000.

         (a)(5)   Press Release issued by CEM dated December 29, 1999.

         (b) Commitment letter agreement dated December 28, 1999 by and between Michael J. Collins and Banc of America Commercial
                  Finance Corporation, incorporated by reference to Exhibit 2 to Amendment No. 2 to Schedule 13D/A of Michael J. Collins with respect to the common stock of CEM Corporation filed on January 4, 2000.

         (c)(1)   Opinion of Brookwood Associates,  Inc. dated December 29, 1999
                  (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

         (c)(2) Financial analysis materials prepared by Brookwood Associates, Inc. in connection with its presentation to the special committee of CEM's board of directors on October 29, 1999, portions of which were subsequently provided to one other member of the board of directors.

         (c)(3)   Financial analysis presentation materials prepared by Wachovia
                  Securities, Inc. in connection with providing its valuation analysis to Michael J. Collins on September 30, 1999.

         (d) Agreement and Plan of Merger dated as of December 29, 1999 among CEM Corporation, MJC Acquisition Corporation and Michael
                  J. Collins  (included as Appendix A to the  preliminary  Proxy
                  Statement, which is filed herewith as Exhibit (a)(3)).




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